Exhibit 12

FIRST DATA CORPORATION

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Successor	Predecessor
	Period from September 25 through December 31,	Period from January 1 through September 24,	Years Ended December 31,
(in millions)	2007	2007	2006	2005	2004	2003
Earnings:
Income (loss) before income taxes (1)	$(478.0)	$590.2	$1,051.4	$995.8	$1,507.8	$1,058.2
Interest expense	584.7	103.6	248.0	190.9	116.4	81.6
Other adjustments	76.8	23.5	31.4	30.0	35.4	39.0

Total earnings (a)	$183.5	$717.3	$1,330.8	$1,216.7	$1,659.6	$1,178.8

Fixed charges:
Interest expense	$584.7	$103.6	$248.0	$190.9	$116.4	$81.6
Other adjustments	76.8	23.5	31.4	30.0	35.4	39.0

Total fixed charges (b)	$661.5	$127.1	$279.4	$220.9	$151.8	$120.6

Ratio of earnings to fixed charges (a/b)	0.28	5.64	4.76	5.51	10.93	9.77

(1)	Income (loss) before income taxes includes minority interest and equity earnings in affiliates and excludes discontinued operations. Reflecting such amounts on a cash basis would not materially impact the ratio due to the frequency of cash distributions.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Fixed charges do not include interest on income tax liabilities. Earnings consist of income before income taxes plus fixed charges.